Devon Energy Corporation 20 North Broadway Oklahoma City, Oklahoma 73102-8260

Janice A. Dobbs Corporate Secretary and Manager, Corporate Governance
Direct:	(405) 552-7844
Fax:	(405) 552-8171
January 11, 2008
Via EDGAR and
Facsimile No. 202-772-9220
Division of Corporation Finance
Carmen Moncada-Terry
Attorney Advisor
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Devon Energy Corporation Definitive 14A Filed April 27, 2007 File No. 001-32318
Dear Ms. Moncada-Terry:
This letter responds to the staff’s comment letter of December 14, 2007, regarding the definitive proxy statement on Schedule 14A of Devon Energy Corporation (the “Company”), filed April 27, 2007 (File No. 001-32318) (the “Definitive 14A”). Reference is also made to our response letter dated October 3, 2007 (the “Original Response Letter”), which provided our responses to the staff’s comment letter dated August 21, 2007 regarding the Definitive 14A.
Annual Incentive Plan, page 22
SEC Comment
1.	We note your response to prior comment 6 [reproduced below] and reissue the comment. You assert that the undisclosed targets are not material to your executive compensation decisions, yet under “Pay for Performance,” you state that you believe that an executive officer’s compensation should be tied to your overall performance, the performance of the officer’s business function and area, and individual performance. To that end, you evaluate performance by setting goals, including financial and growth goals, the focus on profitability and operating performance. Although the targets provide a framework for your

U.S. Securities and Exchange Commission
January 11, 2008

compensation decisions, it is unclear why you believe that the targets are not material to such decisions.
Prior Comment 6
You disclose that specific targets and maximum award levels are not assigned, but you also indicate that an executive’s contribution to meeting “specific financial and other key goals” established for the company are considered in determining incentive awards. Moreover, you state that although the approach to annual incentives is “not strictly formulaic, it is highly structured...” You also disclose that an executive’s performance is rated against approved goals. Your disclosure suggests that specific quantitative targets as well as other factors are considered. Please revise to disclose all quantitative and qualitative targets both on an aggregate basis and with respect to each individual officer’s contribution, as measured or determined by the committee during the last fiscal year. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may exclude this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also disclose how difficult it will be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.
Response
To the extent that the Staff has interpreted the Company’s existing disclosures and responses in the Original Response Letter to mean that performance targets “provide a framework” for the Company’s compensation decisions, this interpretation is inconsistent with the methods employed in determining 2006 annual bonuses. As noted in our Original Response Letter, the Company’s annual bonus program is flexible, non-formulaic and highly discretionary.
The Company’s performance goals cover a large number of both quantitative and qualitative performance targets (in fiscal 2006, there were 24 separate performance goals). Consistent with the flexible nature of the annual bonus program, the compensation committee does not assign any specific weight to any particular performance goal nor is any specific weight assigned to the performance goals in the aggregate. In determining what bonuses to pay, the compensation committee considers not only the Company’s performance during the year (including performance as compared to the quantitative and qualitative goals set at the beginning of the year), but also any other factors and considerations deemed relevant by the compensation committee in its discretion, which may include market and economic trends and forces, extraordinary events, unanticipated developments, and other relevant factors. In short, the compensation committee analyzes the total mix of available information (including performance against any quantitative performance goals) on a qualitative, rather than quantitative, basis in making bonus determinations.

U.S. Securities and Exchange Commission
January 11, 2008

For the reasons stated above, given the highly subjective nature of the annual bonus determination, we continue to believe the Company’s existing disclosures in the Definitive 14A, which set forth the key categories of performance goals and qualitatively describe the Company’s actual performance as compared to such goals, provide investors with the material information necessary to understand how the 2006 bonuses were actually determined by the compensation committee. Further, the disclosure and discussion of immaterial factors may cause investors to place undue weight on the consideration of those factors in a manner that is clearly inconsistent with the process by which annual bonuses were actually determined.
Notwithstanding the foregoing, we acknowledge the Staff’s concern, and, in its future filings, the Company will disclose a performance target to the extent that the achievement of any such performance target is a material factor in the determination of an executive’s annual bonus and the disclosure of such target would not cause the Company competitive harm.
Please direct any comments or questions you may have to the undersigned at 405-552-7844.

Sincerely,
/s/ Janice A. Dobbs
Janice A. Dobbs Corporate Secretary and Manager, Corporate Governance